Exhibit 99.1

Mountain Province Diamonds Announces Extension of Revolving Credit Facility, Repayment of Term Loan

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Sept. 27, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) announces the extension of its US$25M Revolving Credit Facility, and the full repayment of its US$35M term loan.

The Company wishes to announce that it has completed an agreement to extend by six months the maturity date of its US$25M senior secured revolving credit facility with Dunebridge Worldwide Ltd. ("Dunebridge"), a company which Mr. Dermot Desmond is the ultimate beneficial owner (the "Transaction"). The extended revolving facility will mature on March 31, 2022 and will support Mountain Province Diamonds' general working capital needs. The interest rate and other features of the facility remain unchanged. In connection with this extension, the Company paid Dunebridge Worldwide Ltd. a fee equal to 2% of the aggregate principal amount drawn under the revolving facility.

As a condition of the extension, the company has made a US$11.5M payment towards the US$33M term loan announced on May 12, 2021. This payment brings the balance of the term loan to zero ahead of the term loan maturity date of December 31, 2021.

The independent directors of Mountain Province, comprised of Ms. Karen Goracke, Mr. Dean Chambers, and Mr. Ken Robertson, all of whom are independent of management and the major shareholder of Mountain Province (the "Independent Directors"), undertook a deliberate and full consideration of the Transaction and concluded that the Transaction is reasonable and represents the best alternative for Mountain Province in the circumstances, having regard to the best interests of Mountain Province and its stakeholders. The Independent Directors have unanimously recommended the Transaction to the board of directors of the Company (the "Board"). The Board has received the recommendations and findings of the Independent Directors, and Mr. Jonathan Comerford and Mr. Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Transaction was discussed and not voting on the Transaction, have unanimously found that that the Company is in serious financial difficulty and that the Transaction is designed to improve the financial position of the Company, and that Section 5.5(f) of National Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101") is not applicable, and approved the Transaction.

Dermot Desmond is the ultimate beneficial owner of Dunebridge, and thus is an insider and related party of Mountain Province. Mr. Desmond owns approximately 33% of the Company's stock. The Transaction therefore constitutes a "related party transaction" within the meaning of MI 61-101. Mountain Province relied on an exemption from the minority approval requirements of MI 61-101 contained in Section 5.7(e) on the basis of financial hardship.  The terms of the Transaction were unanimously approved by the Independent Directors.  Mountain Province was not in a position to file a material change report 21 days prior to closing because the terms of the Transaction and insider participation were not yet established by that time, and Mountain Province elected to expedite closing of the Transaction for sound business reasons.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2021/27/c5913.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:00e 27-SEP-21